Mail Stop 3561

September 16, 2008

By U.S. Mail and facsimile to 353 1 631 9001

Stephen B. Taylor
Chief Financial Officer
Cryptologic Limited
Alexandra House, The Sweepstakes
Ballsbridge, Dublin 4
Ireland

      Re: Cryptologic Limited
                 Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007
                 Filed May 20, 2008
                 File No. 000-30224

Dear Mr. Taylor:

      We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 20-F

Selected Financial Data, page 3

1. For each instance you use a non-GAAP measure like EBITDA and net cash, you must include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In your response please confirm you will not present the non-GAAP measures or show us what your disclosures will look like revised in your future filings.

2. Your reconciliation shows you adjusted net earnings for the standard EBITDA adjustments and then further adjusted earnings to add back the minority interest in earnings. This non-GAAP measure is similar to but not calculated consistently with the uniform definition of EBITDA. If you continue to present EBITDA you should remove the adjustment for minority interest or alternatively use another title. See Item 10(e)(1)(ii)(E) of Regulation S-K. Please also revise your EBITDA discussion in Item 5.A. to be consistent, as applicable.

3. If the net cash amount is greater than actual cash and cash equivalents please tell us what the title net cash is intended to depict. Include in your response the reasons why management believes this non-GAAP financial measure provides useful information to investors regarding financial condition, results of operations or liquidity and the reasons management uses this non-GAAP financial measure.

Item 4. Information on the Company, page 14

Business Overview, page 17

4. Please tell us how you comply with the requirement to disclose financial information about geographic markets required by Item 4.B.2 of Form 20-F. If you do not, please disclose please disclose the information for the last three fiscal years in future filings. Also consider the need to discuss risks and material effects associated with government regulations on your business, as required by Item 4.B.8 of Form 20-F.

5. Please provide the information required by Item 4.B.6. regarding patents.

Item 5. Operating and Financial Review and Prospects, page 26

6. Please include an overview that discusses the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,

Release No. 34-48960 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit
more meaningful disclosure in MD&A in a number of areas, including the overall
presentation and focus of MD&A, with general emphasis on the discussion and
analysis of known trends, demands, commitments, events and uncertainties, and
specific guidance on disclosures about liquidity, capital resources and critical
accounting.

A. Operating Results, page 26

7. On page 35 you disclose two material changes in estimates that directly increased
revenue and net income by approximately $6.5 million in 2007. Given these
changes in estimate had a material and favorable impact on earnings we would
expect there to be a prominently placed discussion emphasizing the facts and
circumstances that lead management to revise its estimates during this period so
that readers do not incorrectly attribute the effects to operational results. The
discussion should also highlight the variability in earnings caused by the revised
estimates and whether these estimates are likely to change in future periods. See
Item 5.A. of Form 20-F.

Notes to Consolidated Financial Statements, page F-9

19. Differences between Canadian and United States generally accepted accounting
principles, page F-35

8. Please tell us how your annual report satisfies the U.S. GAAP reconciliation
requirements for financial statements and schedules required by Item 17.(a) of
Form 20-F. Please include your consideration of Item 17.(c)(2)(i), (ii) and (iii) in
your response as well as Item 3 with respect to Selected Financial Data. If you
did not provide the reconciliations due to the lack of material variations between
U.S. GAAP and Canadian GAAP, please disclose this fact in future filings, as
applicable.

Exhibits

Exhibits 12.1 and 12.2

9. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rules 13a-14(a) and 15(d)-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please also confirm that the inclusion of your CEO's and CFO's title was not intended to limit the capacity in which these individuals provided the certifications.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Stephen B. Taylor
Cryptologic Limited
September 16, 2008
Page 5

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director